UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, January 8, 2025 – noco-noco Inc. (the “Company”), today announced that the delayed filing of their 2024 Annual Report on Form 20-F has now been remedied and filed on December 26, 2024, as amended on January 8, 2025. This follows the successful completion of the independent audit for the year ended 30 June 2024. The delay in the filing of the Form 20-F was due to a number of strategic changes implemented to drive operational efficiency, which included a change in auditors. Upon filing the Form 20-F, as amended, the Company is now compliant in its filings and has also moved up to the Pink Tier on the OTC Markets.

The Company has appealed the Hearing Panel's determination to delist the Company's securities from trading on the Nasdaq Capital Market, which appeal was submitted to the Nasdaq Listing and Hearing Review Council on December 19, 2024. The Company also intends to apply to list its securities on the OTCQB as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: January 8, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release